Exhibit (a)(1)(E)
NOTICE OF AMENDMENT OF THE TERMS OF THE TENDER OFFER

PHILLIPS EDISON & COMPANY, INC.
11501 NORTHLAKE DRIVE

CINCINNATI, OHIO 45249
(513) 554-1110

December 14, 2020

Please be advised that Phillips Edison & Company, Inc. (the “Company”) has amended certain terms of its offer (the “Tender Offer”) to purchase up to 4,500,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). The Tender Offer commenced on November 10, 2020 on the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, together with any amendments or supplements thereto, which were made available to stockholders and filed with the Securities and Exchange Commission on November 10, 2020.

As a result of the number of shares of Common Stock tendered to the Company before the expiration of the Tender Offer, the Company has determined to extend the offer to purchase period and increase the maximum amount of shares of Common Stock that it is offering to purchase under the Tender Offer.

The amount of shares of Common Stock that the Company is offering to purchase is being increased from 4,500,000 shares of Common Stock to 17,400,000 shares of Common Stock. In addition, the expiration date of the Tender Offer is being extended until 5:00 p.m. Eastern Time on, Tuesday, December 29, 2020. All of the other terms and conditions of the Tender Offer remain unchanged.

Tendering stockholders whose shares of Common Stock are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such shares of Common Stock and will lose the right to receive any future dividends or distributions that the Company may declare and pay, including the distribution declared by the Company’s Board of Directors of $0.02833333 per share of Common Stock that will be paid on January 12, 2021.

If you do not want to tender your shares of Common Stock at this time, no action is required. Should you wish to tender any of your shares of Common Stock during the extended Tender Offer period, please complete and return the Letter of Transmittal you received to the Depositary, Computershare Trust Company, N.A., as described in the Letter of Transmittal.

If you have any questions, please refer to the Offer to Purchase you received, which contains additional important information about the Tender Offer, or call the Information Agent, Georgeson LLC, at (866) 296-5716.